April 8, 2005

Mail Stop 0511

via U.S. mail and facsimile

Ludvik Rolin, President
Victory Eagle Resources Corporation
Suite 317-5158 48th Avenue
Delta, British Columbia
V4K 5B6

Re:      Victory Eagle Resources Corporation
Form SB-2, Amendment 2 filed March 14, 2005
      File No.:  333-119546

Dear Mr. Rolin:

	We have the following comments on your filing. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Provide a current consent in any amendment, and provide the interim financial statements for the six months ended January 31, 2005 as required by Item 310(g) of Regulation S-B.
2. Please include the IRS Employer Identification Number. We note that the prior amendment stated you would include the number with the next amendment.


Prospectus Cover Page

3. We repeat our prior comment 2. Please address the minimum purchase requirements for the purchasing shareholders. There is difference between the minimum total offering amount and the minimum shares an individual investor must purchase.

Summary of Our Offering, page 5

4. We repeat our prior comment. "We note the references to "the property." It appears that the company`s only right to the property consists of mineral claims. Please remove references throughout the prospectus to "property" and clarify this consists solely of mineral claims."

Risk Factors, page 7

5. Please reconcile the statement in risk factor one that if you do not raise at least $50,000 from this offering you may have to suspend or cease operations with risk factor five, which indicates that if you do not raise an additional $25,000 (over the $29,150 allocated to repaying debt) from your offering you may have to suspend or cease operations within eight months.

Summary - Our Business, page 5

6. We repeat our prior comment 18 to revise any part of the disclosure that gives the impression that you have more than one officer. There are numerous references, and the first is in the seventh paragraph of this section, at the top of page 6. Please ensure you make the appropriate revisions.

Use of Proceeds, page 12

7. Please revise the allocation of proceeds for each phase to show the allocation at the various levels of proceeds. For example, please disclose how the $14,350 in exploration expenses will be allocated among the various expenses.
8. Please disclose the allocation of proceeds if you raise less than
25% of the offering.


Dilution of the price you pay for shares, pages 13

9. Please revise the increase in net tangible book value if 25% of the offering is sold.
10. We note your computations of net tangible book value after the offering are based on the gross offering proceeds. You have not deducted the net tangible deficit of $ 27,174 as of October 31, 2004 and the balance of offering expenses payable of $ 4,000 in your computations of net tangible book value after the offering in all four scenarios. Please revise to include the net tangible assets (deficit) as of January 31, 2005 (or as of the recent financial statements presented) and the balance of offering expenses payable in your computations of net tangible book value after the offerings. Accordingly, please revise the net tangible book value per share, dilution, gains to existing shareholders and the related disclosure as appropriate.

Business, page 18

11. We reissue prior comment 19. In risk factor 4 and in this section you have stated that you intend to incorporate the required
Canadian subsidiary and record the deed if gold is discovered on the property and it is economical to remove the gold. However, Note 3 of the financial statements you have stated: "The claims will be transferred to the company at the shareholder`s basis ($1,100) upon the completion of the maximum offering." Please reconcile these statements. In addition, clarify whether you will record the deed in the name of a subsidiary of the registrant, the registrant will file as a foreign corporation or you will transfer the deed to a Canadian subsidiary.

Our Proposed Exploration Program, page 22

12. We note the statement that you have begun phase one of exploration but will not undertake more work until obtaining additional funding. Please disclose the work that has begun.
13. Please reconcile the estimated costs of geochemical testing for phase one in this section with disclosure in the use of proceeds section.
14. Please reconcile the statement that you "will need to raise at least $100,000 to fully complete Phase 1" with the use of proceeds table.
15. We note the following disclosure in the sixth paragraph of this section: "If we determine that it is possible to extract the gold, the exploration of the property will cease and we will initiate the development stage of the property. The proceeds from the offering will not be used for development." Please explain what you will do with any remaining proceeds of the offering after you have determined that it is possible to extract gold.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 29

16. Please respond to our prior comment #1 and provide the information up to the latest practicable date. "Please disclose the current cash as of the most recent practicable date and then indicate how long you can currently satisfy your cash requirements, as required by Item 303(a)(1)(i) of Regulation S-B."

Statement of Operations, F-3 and F-9

17. We read your response to comment 36. Please revise to include the disclosures as stated in your response.
Closing Comments


	As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Raj Rajan at (202) 942-1941 if you have questions regarding comments on the financial statements and related matters. Please contact Susann Reilly at (202) 942-1946 with other questions.

Sincerely,



John Reynolds
Assistant Director
Office of Emerging Growth Companies

cc:  Ludvik Rolin
       By facsimile at 604-642-6196





Ludvik Rolin, President
Victory Eagle Resources Corporation
April 8, 2005
Page 5